Filed by Cinergy Corp.
Commission File No. 1-11377
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Cinergy Corp.
Commission File No. 1-11377

Email to Cinergy Employees

Each Friday, Corporate Communications plans to send a brief description of merger-related activities that have taken place during the previous week and to preview plans for the upcoming week.

[LOGO]

        Meetings were held this week with stock analysts in New York, Boston, Bloomington, Ill., Washington, D.C., Dallas, and Baltimore. Cinergy CEO Jim Rogers reports the presentations have been positively received.

        A series of informative officer/employee meetings also got off the ground this week, with sessions at Queensgate, Kokomo, and 4th & Main. Many more have been scheduled, including 21 next week (see attached schedule). Executives will not be able to reach every Cinergy location, but employees with questions may e-mail them directly to the iPeople Center, or call an HR specialist from 7:30 a.m. to 5 p.m., Monday-Friday, at 287-3333, toll free at 1-866-466-6947, or for the hearing impaired/TDD 1-800-750-0750.

        To register for a Cinti Downtown Executive Merger Discussion Session, please visit http://virtualacademy.cinergy.com/ and select the Classes tab. Type in keyword "merger" and press "search." Click the session name and date you desire. A description will appear. Choose "register for this class," and follow the remainder of the instructions. If prompted for accounting codes, please enter X's in the accounting fields. Please disregard the notice about paying for the session if you don't attend. It is a standard header and cannot be removed for this registration process. It is important that you register for these sessions to help ensure space for all interested employees. For assistance, please call Terri Anacker at 838-1686. As with any such event, those attending will need to secure supervisory approval prior to attending.

        Also attached to this message is a checklist indicating some of the major regulatory milestones we will face on the path to the merger.

        Next week, CEO Jim Rogers plans to meet with federal regulators in Washington, D.C. He will also attend the Capitol Research CEO Conference in D.C., where Duke CEO Paul Anderson is slated to speak.

Merger Checklist
The companies anticipate making required regulatory filings by July 2005.
The merger is conditioned upon approval by the shareholders of both companies, as well as a number of regulatory approvals or reviews by federal and state energy authorities.
Date		Approving Group	Status (allows "In Process" or "Filed—in process")
2005
X	May	Board of Directors for Duke Energy and Cinergy Corp.	Unanimous approval
	June-Sept.	Shareholders of each Company—Proxy Materials
June
State Regulatory Commissions
— North Carolina Utilities Commission
— Public Service Commission of South Carolina
— Public Utilities Commission of Ohio
— Indiana Utility Regulatory Commission
— Kentucky Public Service Commission
	July	Federal Energy Regulatory Commission (FERC)
	July	Securities and Exchange Commission (SEC)
	July	Department of Justice (DOJ) and Federal Trade Commission (FTC)
	July	Nuclear Regulatory Commission (NRC)

Forward-Looking Statement

        This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

        In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at www.duke-energy.com/investors and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at www.cinergy.com/investors.

Participants in the Solicitation

        Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.